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                       HARVEST ENERGY TRUST - NEWS RELEASE
                                 (HTE.UN - TSX)

                HARVEST ENERGY TRUST ANNOUNCES FIRST QUARTER 2005
                         FINANCIAL AND OPERATING RESULTS
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CALGARY, MAY 12, 2005 (TSX: HTE.UN) - Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the three month period ended March 31, 2005.

HIGHLIGHTS:

o Achieved average production volumes of 35,386 BOE/d, 139% higher than the same period the previous year and within our target range for the full year of 34,000 to 36,000 BOE/d;

o Generated funds flow from operations (previously called cash flow from operations) of $52.7 million or $1.25 per Trust Unit (basic), representing a 56% increase over the $0.80 per Trust Unit (basic) recorded in the same quarter of the previous year;

o Declared cash distributions per Trust Unit of $0.60 during the quarter, consistent with the level maintained for the preceding 27 months and resulting in a first quarter payout ratio of 48%;

o Invested approximately $23.2 million in our capital development program, with approximately $13.7 million (59%) allocated to drilling. During the quarter, Harvest drilled 15 net wells in our core areas and achieved an 88% success rate;

o Upgraded our capital program for the balance of 2005 as our technical teams continued to evaluate and better understand our recently acquired assets, resulting in additional development and optimization opportunities.

PRESS RELEASE                                                      MAY 12, 2005
HARVEST ENERGY TRUST                 PAGE 2 OF 3
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FIRST QUARTER FINANCIAL AND OPERATIONAL SUMMARY

The table below provides a summary of Harvest's financial and operating results for the three month period ended March 31, 2005 and 2004. Our complete consolidated financial statements with accompanying notes and our Management's Discussion and Analysis (MD&A) are available on the "Financial Information - Quarterly Reports" section of Harvest's website (www.harvestenergy.ca) and will be filed shortly on SEDAR (www.sedar.com).

----------------------------------------------------------------------------------------------------------------------
($000'S, EXCEPT WHERE NOTED)                                                Three months ended March 31
----------------------------------------------------------------------------------------------------------------------
FINANCIAL                                                         2005                   2004                  Change
----------------------------------------------------------------------------------------------------------------------
Revenue, net of royalties                                      109,931                 39,298                    180%
Net loss(5)                                                    (43,070)                (2,250)                (1,814%)
      Per Trust Unit, basic(5)                             $     (1.02)           $     (0.13)                  (685%)
      Per Trust Unit, diluted(5)                           $     (1.02)           $     (0.13)                  (685%)
Funds flow from operations(4,5)                                 52,687                 13,734                    284%
      Per Trust Unit, basic(4,5)                           $      1.25            $      0.80                     56%
      Per Trust Unit, diluted(4,5)                         $      1.19            $      0.67                     78%
Distributions per Trust Unit, declared(6)                  $      0.60            $      0.60                      0%
Distributions declared                                          36,126                 10,325                    250%
Payout ratio(2,4)                                                   48%                    75%                   (36%)
Capital asset additions (excluding acquisitions)                23,223                 10,157                    129%
Acquisitions                                                     4,659                  1,854                    151%
Net debt (excluding derivative contracts) (3,4)                421,612                 87,640                    381%
Weighted average Trust Units outstanding, basic             42,134,156             17,130,519                    146%
Weighted average Trust Units outstanding, diluted           42,531,735             17,560,713                    142%
Trust Units outstanding, end of period                      43,114,827             17,281,528                    149%
Trust Units fully diluted(7), end of period                 46,172,372             22,559,539                    105%

OPERATING
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Daily sales volumes(9)
      Light oil (bbl/d)                                          9,943                  5,053                     97%
      Medium oil (bbl/d)                                         5,671                  4,150                     37%
      Heavy oil (bbl/d)                                         14,473                  5,423                    167%
      Natural gas liquids (bbl/d)                                  780                     50                   1460%
      Natural gas (mcf/d)                                       27,114                    915                   2863%
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Total (BOE/d)(1)                                                35,386                 14,829                    139%

OPERATING NETBACK(4) ($/BOE)
----------------------------------------------------------------------------------------------------------------------
Revenues                                                         40.76                  35.19                     16%
Realized loss on derivative contracts                            (5.93)                 (6.71)                   (12%)
Royalties                                                        (6.25)                 (6.07)                     3%
      As a percent of revenue (%)                                 15.3%                  17.3%                   (11%)
Operating expense(8)                                             (8.54)                (10.13)                   (16%)
----------------------------------------------------------------------------------------------------------------------
Operating netback(4)                                             20.04                  12.28                     63%
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

NOTE 1   NATURAL GAS CONVERTED TO BARREL OF OIL EQUIVALENT (BOE) ON A 6:1 BASIS.
NOTE 2 RATIO OF DISTRIBUTIONS, EXCLUDING SPECIAL DISTRIBUTION, TO FUNDS FLOW FROM OPERATIONS.
NOTE 3 NET DEBT IS BANK DEBT, SENIOR NOTES, EQUITY BRIDGE NOTES, CONVERTIBLE DEBENTURES AND ANY WORKING CAPITAL DEFICIT EXCLUDING THE CURRENT PORTION OF DERIVATIVE CONTRACTS AND THE ACCOUNTING LIABILITY RELATED TO OUR TRUST UNIT INCENTIVE PLAN.
NOTE 4 THESE ARE NON-GAAP MEASURES; PLEASE REFER TO "CERTAIN FINANCIAL REPORTING MEASURES" INCLUDED IN OUR MD&A.
NOTE 5 PRIOR YEAR RESTATED TO REFLECT ADOPTION OF NEW ACCOUNTING STANDARDS WITH RESPECT TO EXCHANGEABLE SHARES AND FINANCIAL INSTRUMENTS. SEE NOTE 2 TO THE CONSOLIDATED FINANCIAL STATEMENTS.
NOTE 6   AS IF THE TRUST UNIT WAS HELD THROUGHOUT THE PERIOD.
NOTE 7 FULLY DILUTED UNITS DIFFER FROM DILUTED UNITS FOR ACCOUNTING PURPOSES. FULLY DILUTED INCLUDES TRUST UNITS OUTSTANDING AS AT MARCH 31 PLUS THE IMPACT OF THE CONVERSION OR EXERCISE OF EXCHANGEABLE SHARES, TRUST UNIT RIGHTS AND CONVERTIBLE DEBENTURES IF CONVERTED AT MARCH 31.

NOTE 8 INCLUDES REALIZED GAIN ON ELECTRICITY DERIVATIVE CONTRACTS OF $0.05 AND $0.15 FOR THE FIRST QUARTER OF 2005 AND 2004, RESPECTIVELY.

NOTE 9 HARVEST CLASSIFIES ITS OIL PRODUCTION AS LIGHT, MEDIUM AND HEAVY ACCORDING TO NI 51-101 GUIDANCE.


FIRST QUARTER MESSAGE TO UNITHOLDERS

During the first quarter of 2005, we focused on the continued development and exploitation of our properties, including drilling and optimization efforts in our four core areas. Specific attention was placed on those assets acquired in the North Central and Southern Alberta areas in 2004.

PRESS RELEASE                                                      MAY 12, 2005
HARVEST ENERGY TRUST                 PAGE 3 OF 3
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Funds flow from operations totaled $52.7 million in the first quarter, and distributions declared represent a payout ratio of 48%. Throughout 2005, we expect our payout ratio to average between 40% and 50%, with the retained funds flow being deployed to finance our capital program and repay debt.

We anticipate that the remainder of our 2005 capital program will be deployed relatively equally throughout the last three quarters of 2005. Our budget includes drilling approximately 83 gross wells (70 net) during the year, with 19 planned in East Central, 19 in North Central, 27 in Southern Alberta and 18 in Southeast Saskatchewan.

In the first quarter, development capital expenditures totaled $23.2 million, of which drilling represented $13.7 million (59%). Although the availability of equipment and drilling services was somewhat limited during the first quarter of 2005, Harvest remained active and drilled 15 net wells; 2 in East Central Alberta, 3 in North Central Alberta, 4 in Southern Alberta and 6 in Southeast Saskatchewan with an overall success rate of 88%.

Harvest remains active in the review and analysis of acquisition opportunities. We successfully concluded a few minor asset transactions during the quarter, resulting in acquisition expenditures of approximately $4.7 million. These minor acquisitions have contributed to higher working interests, as well as increased ownership and control in existing properties to facilitate future development opportunities. We will continue to evaluate acquisition opportunities based on their potential to create value for our Unitholders, and will only pursue transactions that contribute to achieving this goal. We are well positioned both financially and operationally to take advantage of opportunities as they arise.

For 2005, we continue to anticipate that the results from our capital program, offset by natural production declines, will result in average daily production volumes between 34,000 and 36,000 BOE/d for the year. We anticipate royalties as a percentage of revenue before hedging to be between 15% and 17%. Operating expenses per BOE should average between $7.75 and $8.50, despite a slightly elevated amount in the first quarter due to workover activity.

FIRST QUARTER 2005 CONFERENCE CALL
Harvest will be conducting a conference call for interested analysts, brokers and investors regarding our first quarter 2005 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on May 13th, 2005.

Callers may dial 1-877-667-7774 (international callers or Toronto local dial 416-695-5259) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-866-518-1010 (international callers or Toronto local dial 416-695-5275). No passcode is required.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest Trust Units are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". Please visit Harvest's website at www.harvestenergy.ca for additional corporate information and recent corporate presentations.

INVESTOR & MEDIA CONTACTS:

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          JACOB ROORDA              |
            President               |   CORPORATE HEAD OFFICE:
------------------------------------|   Harvest Energy Trust
                                    |   2100, 330 - 5th Avenue S.W.
            DAVID RAIN              |   Calgary, AB   Canada   T2P 0L4
       Vice President & CFO         |
------------------------------------|   PHONE:     (403) 265-1178
                                    |   TOLL FREE: (866) 666-1178
            CINDY GRAY              |   Fax:       (403) 265-3490
       Investor Relations &         |   Email:   information@harvestenergy.ca
      Communications Advisor        |   Website:  www.harvestenergy.ca
      gray@harvestenergy.ca         |
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ADVISORY: Certain information regarding Harvest Energy Trust and its subsidiaries including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.